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                                                                   Exhibit 99.69

News release via Canada NewsWire, Toronto 416-863-9350

          Attention Business Editors:
          TRANSITION THERAPEUTICS APPOINTS ANDRE UDDIN B.SC., PH.D. AS VICE-PRESIDENT OF STRATEGIC DEVELOPMENT

TORONTO, Sept. 12 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX:
TTH), is pleased to announce the appointment of Dr. Andre Uddin as Vice-President of Strategic Development.

Prior to joining Transition, Dr. Uddin was the senior biotechnology and pharmaceutical analyst at National Bank Financial. Dr. Uddin previously held biotechnology and pharmaceutical analyst positions at Research Capital and Merrill Lynch Canada. With over 10 years of capital market experience, Dr. Uddin is well-known and highly regarded among biotech institutional funds, investors and companies. In addition, Dr. Uddin has a strong scientific background as he obtained his Doctorate in Biological Chemistry (Ph.D.) from McGill University and his Honours Bachelor of Science (B.Sc.) degree in BioChemistry from the University of Toronto.

"Dr. Uddin's diverse background in science, biotechnology and capital markets will be an important asset as Transition continues its strategy of building a sustainable biotech company. Dr. Uddin will play a prominent role in evaluating new strategic initiatives and Transition's interaction with the capital markets and investment community," said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

"I believe Transition has all the ingredients to become a Canadian success story," said Dr. Uddin. "The company has a solid management team, an excellent drug discovery program combined with a robust pipeline. I am excited to be part of such a well-run company and look forward to the opportunity in building a strong and successful Canadian biotechnology company."

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or

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otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
     (TTH.)

CO: Transition Therapeutics Inc.

CNW 06:30e 12-SEP-06